Exhibit 2.1

SECOND AMENDMENT
TO
AGREEMENT AND PLAN OF MERGER

This Second Amendment to Agreement and Plan of Merger is entered into as of the 30th day of November, 2012 (this “Amendment”), by and among PERMIAN MUD SERVICE, INC., a Texas corporation (the “Company”), ECOLAB INC., a Delaware corporation (“Parent”), OFC TECHNOLOGIES CORP., a Texas corporation and wholly owned subsidiary of Parent (“Merger Subsidiary”), and John W. Johnson, Steven J. Lindley and J. Loren Ross, solely in their capacity as the Representatives.  The Company, Parent and the Representatives are collectively referred to as the “Parties.”

Recitals:

WHEREAS, the Parties entered into that certain Agreement and Plan of Merger, dated as of October 11, 2012, as amended pursuant to that certain First Amendment to Agreement and Plan of Merger, dated November 28, 2012 (as amended, the “Agreement”); and

WHEREAS, the Parties have agreed and now desire to further amend and modify the Agreement (i) to reduce the Gross Enterprise Value from $2.2 billion to $2.16 billion, (ii) to provide for the Company prior to the Closing to, subject to cross-license or cross-use agreements for shared assets, (a) first contribute, convey and assign (1) all of the tangible and intangible assets primarily used in the Downstream Business (as defined in Section 2(a)(v) below), (2) the Downstream Business Proprietary Information (as defined in Section 2(a)(v) below) which shall, among other things, include all rights in and to product formula, product specifications and product nomenclature developed (or under active development), created or acquired by, or expressly on behalf of, the Downstream Business for products produced and sold by the Downstream Business and all related technology rights for such products, and (3) all other tangible and intangible assets which Parent and the Company agree are required for the independent, competitive operation of the Downstream Business, to the Downstream Business Company (as defined in Section 2(a)(v) below) following the closing of the transactions contemplated by the Agreement, and (b) then to distribute all of the equity interests in the Downstream Business Company to the shareholders of the Company or a subset of such shareholders, (iii) to provide for the Company or the applicable Retained Subsidiaries, from and after the Closing, to furnish certain services, licensing and supply arrangements in support of the Downstream Business, certain of which services, licensing and supply arrangements are transitional in nature and others of which consist of manufacturing and commercial support arrangements as are required to operate the Downstream Business in substantially the same manner as presently conducted, (iv) to provide for the Downstream Business Company, from and after the Closing, to furnish certain licensing arrangements in support of the businesses of the Company and the Retained Subsidiaries as are required for the Company and the Retained Subsidiaries to operate their businesses other than the Downstream Business in substantially the same manner as presently conducted, (v) to modify and revise the Non-Competition Agreements and other non-competition arrangements (including any restrictions contained in the Company’s Change-in-Control Plan) (A) to allow each of Steven J. Lindley and John W. Johnson and other officers or employees of the Company or its Subsidiaries who continue with the spun-off Downstream Business to be owners, directors, officers and/or employees of and to participate in and develop the Downstream Business from and after the Closing and (B) to restrict the ability of the Downstream Business Company to compete with the Company and the Retained Subsidiaries in businesses other than the Downstream Business for so long as Steven J. Lindley or John W. Johnson is an officer or director of the Downstream Business Company or beneficially owns more than 5% of the voting equity of the Downstream Business Company, provided such non-competition restriction shall expire three years following the Closing, and (vi) to reflect the agreement of Parent, the Company and their respective Affiliates not to use proprietary information of the

Downstream Business from and after the Closing, except as permitted under transition services agreements and license agreements entered into with the Downstream Business Company;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and or other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.                                      Recitals; Definitions.  The recitals set forth above are true and correct and are incorporated herein by this reference.  Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Agreement.

2.                                      Amendment.  The Agreement is hereby amended as follows:

(a)                                 Section 1.1 of the Agreement is hereby amended and revised as follows:

(i)                                     The definition of “Gross Enterprise Value” shall be and hereby is amended to read as follows:

“Gross Enterprise Value” means $2.16 billion.

(ii)                                  The definition of “Excluded Subsidiaries” shall be and hereby is amended to read as follows:

“Excluded Subsidiaries” means Johnson & Lindley, Inc. (and any successor limited liability company established as part of the Restructuring), Densimix, Inc. (and any successor limited liability company established as part of the Restructuring), D Bar J Ranch Management Co. LLC and ChampAir Aviation LLC and their respective subsidiaries.

(iii)                               The second sentence of the definition of “Pending Pre-Closing Tax Period Taxes” shall be and hereby is amended to read as follows:

“For the avoidance of doubt, Pending Pre-Closing Tax Period Taxes shall take into account the Restructuring Tax Liability and the Downstream Restructuring Tax Liability.”

(iv)                              The definition of “Restructuring Liability” shall be and hereby is amended to read as follows:

“Restructuring Liability” means any and all Liabilities of the Company or any of the Retained Subsidiaries resulting from or arising in connection with (i) the Restructuring (including Restructuring Tax Liabilities) and (ii) the Downstream Business Restructuring Tax Liability.

(v)                                 The following additional and new definitions will be added to Section 1.1 as follows:

“Downstream Business” means the business of providing products and services for refineries, petrochemical processing facilities and other facilities as presently conducted by the Company and its Subsidiaries and generally described on Section 1.1(i) of the Company Disclosure Schedule.

“Downstream Business Assets” means the (a) tangible and intangible assets of the Company and the Retained Subsidiaries primarily used in the Downstream Business, (b) all product formulas, product specifications and product nomenclature developed (or under active development), created or acquired by, or expressly on behalf of, the Downstream Business for products produced and sold by the Downstream Business, (c) all intellectual property, technological rights and rights to information or materials included in the Downstream Business Proprietary Information and (d) such other tangible and intangible assets which Parent and the Company agree are required for the independent and competitive operation by the Downstream Business Company of the Downstream Business in substantially the same manner as currently conducted, or which Parent and the Company otherwise agree the Company shall convey to the Downstream Business Company, potentially including those assets more particularly described in Section 1.1(j) of the Company Disclosure Schedule, and except for those assets which Parent and the Company agree will be made available to the Downstream Business Company pursuant to the Transition Services Agreement and other commercial agreements referred to in Section 6.5(b).  For the avoidance of doubt, the “Downstream Business Assets” shall not include rights to the name “Champion,” “Champ” or any similar names or derivations thereof, including any similar or associated (whether registered or unregistered) trade names, trademarks or service marks; provided that Parent acknowledges and agrees that the Downstream Business Company may, following the Closing, own and use trademarks, tradenames and service marks substantially used in the Downstream Business so long as they do not (following the Closing), except as expressly permitted under the Transition Services Agreement, include any reference to the name “Champion,” “Champ” or any derivations thereof or to Champion Technologies or any of the Retained Subsidiaries.

“Downstream Business Company” means the limited liability company or other entity to which the Downstream Business Assets are contributed prior to the Closing to facilitate the Downstream Business Restructuring.

“Downstream Business Legacy Liabilities” means any and all Liabilities (other than Liabilities which are expressly retained by the Company or Retained Subsidiaries and trade accounts payable to the extent and in such amounts as are reflected as Current Liabilities in the Closing Balance Sheet) (a) resulting from or attributable to the ownership or operation of the Downstream Business by the Company or its Subsidiaries, and/or (b) with respect to the employment of the Transferred Downstream Business Employees, other than any accrued and unpaid compensation or rights under Employee Benefit Plans as of the Effective Time that are accrued or reflected as liabilities in the Closing Balance Sheet.

“Downstream Business Proprietary Information” means any and all of the proprietary information of the Company and its Subsidiaries, including, without limitation, the following items:  intellectual property (whether or not patented or patentable), trade secrets, copyrights, tradenames, domain names, trademarks, product formulas, product specifications, product nomenclature, chemical recipes, know-how, application technology, manufacturing, blending and production processes and techniques, technical information, strategic information, business plans, operating and market data, processes and compilations of information, records, specifications, information concerning customers or vendors, customer lists, sales materials, information regarding methods of doing business, and any information or material that gives the Downstream Business Company an advantage with respect to its competitors by virtue of not being known by those competitors; that in each case, (i) was primarily used in the Downstream Business, (ii) was developed (or is under active development), created or acquired by, or expressly on behalf of, the Downstream Business for products produced and sold by the Downstream Business, or (iii) is agreed by the Parent and the Company to be required for the independent, competitive operation of the Downstream Business following closing of the transactions contemplated by the Agreement or is otherwise agreed by Parent and the Company to be an asset to be conveyed to the Downstream Business.

“Downstream Business Restructuring” means the contribution of the Downstream Business Assets and related business to the Downstream Business Company (subject to cross-license or cross-use agreements for shared assets) and the spin-off and distribution, prior to the Closing, of the Downstream Business Company in accordance with Section 6.5(b) of this Agreement and Section 1.1(l) of the Company Disclosure Schedule.

“Downstream Business Restructuring Liability” means any and all Liabilities of the Company or any of the Retained Subsidiaries resulting from or arising out of the Downstream Business Restructuring, including the Downstream Restructuring Tax Liabilities.  For purposes of clarity, the parties acknowledge that “Downstream Business Restructuring Liability” shall not include any Liabilities arising out of the operations of the Downstream Business Company from and after the Downstream Business Restructuring.

“Downstream Business Restructuring Tax Liability” means any and all Liabilities of the Company or any of the Retained Subsidiaries for Taxes resulting from or arising out of the Downstream Business Restructuring.

“Johnson & Lindley, LLC” means the limited liability company which is the successor to Johnson & Lindley, Inc. by conversion or otherwise.

“Restricted Persons” shall have the meaning set forth in Section 6.15.

“Transferred Downstream Business Employees” means employees of the Company or any of its Subsidiaries who are involved in the Downstream Business and are mutually agreed by Parent and the Company prior to the completion of the Downstream Business Restructuring.

(b)                                 A new Section 2.12 will be added to the Agreement which reads as follows:

“2.12      Integrated Transaction.  The parties acknowledge and agree that the Restructuring and the Downstream Business Company Restructuring and the Merger are all part of one integrated transaction.”

(c)                                  Section 4.1 of the Agreement is amended to include the following additional sentence at the end of Section 4.1:

“Notwithstanding the foregoing, the Company and the Retained Subsidiaries shall be entitled to take such actions as may be required to consummate the Restructuring and the Downstream Business Restructuring as contemplated in Section 6.5.”

(d)                                 Section 6.5 of the Agreement shall be and hereby is amended in its entirety to read as follows:

“6.5        Restructuring; Downstream Business Restructuring.

(a)           The Company shall complete the Restructuring prior to the Effective Time in accordance with the terms and procedures described in Section 1.1(h) of the Company Disclosure Schedule or otherwise in a manner reasonably acceptable to Parent and shall have provided to Parent such evidence of the structure, terms and completion thereof as Parent shall reasonably request.  In connection with the Restructuring, the Company shall cause the Excluded Subsidiaries to (i) except for the Contracts and transactions specified in Section 1.1(h) of the Company Disclosure Schedule as expressly not being terminated, terminate each Contract and transaction between the Company or a Retained Subsidiary, on the one hand, and an Excluded Subsidiary, on the other hand, with no ongoing Liability or obligation of the Company or any Retained Subsidiary, and (ii) enter into a written undertaking to indemnify, defend and hold the Surviving Corporation and the Retained Subsidiaries harmless from all Excluded Subsidiaries’ Legacy Liabilities and Restructuring Liabilities, to the extent any such Liabilities are not included in the Closing Adjustment Amount, in each case pursuant to documentation that is reasonably satisfactory to Parent and the Excluded Subsidiaries.

(b)           The Company shall complete the Downstream Business Restructuring prior to the Effective Time in accordance with the terms and procedures described in Section 1.1(k) of the Company Disclosure Schedule or otherwise in a manner reasonably acceptable to Parent and shall have provided to Parent such evidence of the structure, terms and completion thereof as Parent shall reasonably request, together with any documentation in the Company’s possession reflecting the Company’s or the applicable Retained Subsidiaries’ tax basis in the Downstream Business Assets and documentation in the Company’s possession, if any, reflecting the valuation of the Downstream Business.  In connection with the Downstream Business Restructuring, (i) the Company shall cause the Downstream Business Company to (A) enter into a written undertaking to indemnify, defend and hold the Surviving Corporation and the Retained Subsidiaries harmless from all Downstream Business Legacy Liabilities and Downstream Business Restructuring Liabilities, to the extent any such Liabilities are not included in the Closing Adjustment Amount, in each case pursuant to documentation that is reasonably satisfactory to Parent and (B) expressly assume and agree to perform, satisfy and discharge, the Downstream Business Legacy Liabilities, and (ii) Parent and the Company and the Downstream Business Company shall enter into customary employee non-solicitation covenants pursuant to which, for a period of 12 months from the Closing Date (X) Parent and the Company for themselves and their respective Subsidiaries and Affiliates will agree not to solicit the Transferred Downstream Business Employees, and (Y) the Downstream Business Company for itself and its Subsidiaries and Affiliates will agree not to solicit the Business Employees.  Such non-solicitation arrangements will not restrict a party from hiring any person who responds to a generic advertisement, who approaches the party for employment without any solicitation by the party or who is solicited by the party after their employment relationship with the Company or the Retained Subsidiaries or the Downstream Company or its Affiliates has been terminated.  With the exception of the Downstream Restructuring Tax Liabilities (which are expressly taken into account in determining Pending Pre-Closing Tax Period Taxes), the Downstream Business Restructuring Liabilities shall not (unless otherwise mutually agreed by Parent and the Company) be taken into consideration in calculating Working Capital or the Closing Adjustment Amount.  In connection with and as a condition to completing the Restructuring and the Downstream Business Restructuring, the Company or the applicable Retained Subsidiaries will enter into a Transition Services Agreement with the Downstream Business Company and Johnson & Lindley, LLC in such form as may be mutually agreed between Parent, the Downstream Business Company and Johnson & Lindley, LLC prior to the Closing of the Merger, pursuant to which (i) the Company and the applicable Retained Subsidiaries will agree to provide transitional services to Johnson & Lindley, LLC and its Subsidiaries, (ii) the Company and the applicable Retained Subsidiaries will agree to provide transitional services and licensing arrangements as may be required by the Downstream Business Company to operate the Downstream Business as an independent, competitive business following the Downstream Business Restructuring in substantially the same manner as presently conducted; provided that (x) the Transition Services Agreement will provide that transitional services may be provided, in the discretion of Parent, by other Affiliates of Parent, (y) except for a 120 day license of the “Champion” and “Champ” names and certain associated trade names, trademarks and service marks for the limited purpose of permitting the Downstream Business Company to wind down and cease use of the “Champion” and “Champ” names and all similar names and derivations thereof, the Company and the Retained Subsidiaries shall not license to the Downstream Business Company any rights to the name “Champion,” “Champ” or any similar names or derivations thereof, including any similar or associated (whether registered or unregistered) trade names, trademarks or service marks, and (z) the intellectual property, technology rights and proprietary information of the Company and the Retained Subsidiaries to be licensed to the Downstream Business Company for continued use in the Downstream Business will be that which, as of the date of the Downstream Business Restructuring, is used in the conduct of Downstream Business, and; provided that Parent acknowledges and agrees that the Downstream Business Company may, following the Closing, own and use trademarks, tradenames and service marks substantially used in the Downstream Business so long as they do not (following the Closing) include any reference to the name “Champion,” “Champ” or any derivations thereof or to Champion Technologies or any of the Retained Subsidiaries, and (iii) the Downstream Business Company will agree to provide licensing arrangements as may be required by the Company and the Retained Subsidiaries to continue to operate their businesses (other than the Downstream Business) in substantially the same manner as presently conducted; provided that the Downstream Business Proprietary Information to be licensed to the Company and the Retained Subsidiaries for continued use in the Business (other than the Downstream Business) and Parent’s Energy Services business (other than Parent’s and its Affiliates’ downstream business), will be that which, as of the date of the Downstream Business Restructuring, is used in the conduct of the Business (other than the Downstream Business).  All licensing arrangements between the Company and the Retained Subsidiaries, on the one hand, and the Downstream Business Company, on the other hand, shall be fully paid, royalty free, perpetual and worldwide licenses.  Transitional services shall be provided, as applicable, at a cost equal to the Company’s, the applicable Retained Subsidiary’s or the Downstream Business Company’s actual cost for a period of one year following the Effective Time, and such transitional services shall include such services as may be mutually agreed by the parties, potentially including the services referenced as Transition Services on Section 6.5(b) of the Company Disclosure Schedule; provided that each of Johnson & Lindley, LLC and the Downstream Business Company will have the option, exercisable within 60 days prior to expiration of the Transition Services Agreement, to extend the transitional services for a period up to an additional twelve months, provided such transitional services would be provided at a cost plus structure to be mutually agreed upon by Parent and the Downstream Business Company and Johnson & Lindley, LLC, and reflected in the Transition Services Agreement.  Such services shall also, if requested by the Downstream Business Company, include commercial services and supply arrangements for the provision by the Company or the applicable Retained Subsidiaries of certain commercial services and supply arrangements for a period of two years following the Effective Time in such form as may be mutually agreed between Parent and the Downstream Business Company.  In providing these commercial services and supply arrangements, the Company will charge raw materials components at cost based on historical cost levels applicable for the 90 day period immediately preceding the Closing Date (but subject to market movements) and conversion costs shall be calculated on the same basis and including the same cost components as currently being used by the Company to calculate such conversion fee, provided in year two the conversion costs shall be increased by a percentage as mutually agreed by Parent and the Company and reflected in the definitive agreement covering commercial services.  For purposes of clarity, the parties acknowledge that in calculating conversion costs, Parent will not include the stepped-up basis of the Company’s or the Retained Subsidiaries’ assets resulting from the Merger in such calculation.  The parties further acknowledge that their objective in establishing the pricing of the commercial services and supply arrangements will be for the Downstream Business to as nearly as possible have available to it the pricing that would be available to the Downstream Business if the Downstream Business Restructuring had not occurred.  The Transition Services Agreement will provide that each of Johnson & Lindley, LLC and the Downstream Business Company can eliminate or terminate any service prior to expiration of the term of the Transition Services Agreement by giving at least 60 days prior written notice to the Company.

(c)           The various transitional and commercial services and supply arrangements described in this Section 6.5 may be provided under more than one agreement as agreed by Parent and the Downstream Business Company.

(d)           The parties acknowledge that the intent of the parties is that any Downstream Business Proprietary Information which was originally created, developed (or is under active development) or acquired by, or expressly on behalf of, the Downstream Business for products produced and sold by the Downstream Business shall be deemed to be primarily used in the Downstream Business and conveyed to the Downstream Business, notwithstanding that such asset may now be used in the Company’s upstream business even if the use of such asset in the upstream business generates higher revenues than the current use in the Downstream Business.  Nothing in this section shall limit the Downstream Business Company’s agreement herein to license technology to the Company for continuing use by the Company’s or its Affiliates’ businesses following the Closing.  Parent and the Company agree to cooperate and use reasonable efforts to mutually agree upon and complete all of the definitive agreements required in connection with the Restructuring and Downstream Business Restructuring prior to December 10, 2012 including (1) the identification of the assets to be assigned and conveyed to the Downstream Business Company, (2) the description of the transition services to be provided by Parent, the Company and the Retained Subsidiaries to Johnson & Lindley, LLC, the Downstream Business Company and the terms of the transition services agreement, (3) the terms of the commercial agreements and licensing agreements to be entered into between Parent, the Company or the Retained Subsidiaries, on the one hand, and the Downstream Business Company on the other hand, (4) identification of the employees to be transferred to the Downstream Business Company, and (5) modification of schedules to the Agreement as necessary to reflect the Downstream Business Restructuring.  Parent and the Company acknowledge and agree that their common goal is to provide the Downstream Business Company with such tangible and intangible assets, rights and benefits to enable the Downstream Business Company to function and compete as an independent company in substantially the same manner as the Downstream Business is presently conducted and to permit the Company and its Affiliates to conduct their non-Downstream Businesses as presently conducted.  In determining the employees to be transferred to the Downstream Business Company, the parties acknowledge the goal of providing the Downstream Business Company with the employees required for it to function as an independent entity and conduct the Downstream Business Company in substantially the manner as currently conducted.

(e)           In the event that, prior to the first anniversary of the Closing Date, Parent or the Company (on the one hand) or the Downstream Business Company (on the other hand) notifies the others in writing that there are assets (i) the title to which remained in the Company or the Retained Subsidiaries, but which title should have been conveyed to the Downstream Business Company as part of the Downstream Business Restructuring, or (ii) the title to which was conveyed to the Downstream Business Company as part of the Downstream Business Restructuring, but which title should have remained in the Company or the Retained Subsidiaries, then the parties shall cooperate to determine whether such assets shall be provided to the appropriate party in order to carry out the intent of the Downstream Business Restructuring, in accordance with the principles set forth in this Agreement with respect to asset conveyances, licensing and other commercial arrangements.  In the event that Parent or the Company and the Downstream Business Company are unable to agree with respect to the provision of such assets within 30 days following the receipt of notice by (i) the Downstream Business Company from Parent or the Company or (ii) Parent or the Company from the Downstream Business Company that such assets should more appropriately have been conveyed in a different manner, prior to commencing litigation in accordance with Section 11.17 and 11.18 the parties shall submit to non-binding mediation which shall be initiated by promptly delivering written notice thereof to the others.  The place of mediation shall be Houston, Texas.  The Downstream Business Company and the Company will attempt to agree on a mediator and, if they are unable to agree on such mediator within 15 days of initiation of the mediation process, they will request that the American Arbitration Association appoint a mediator.  The expense and costs of the mediation will be shared equally by the Downstream Business Company and the Company.  The content of any communications pursuant to this Section 6.5(g) will be and shall remain confidential.  The parties hereby agree that they will not reveal the content or terms of any such communications to any Person, with the exception that the disclosure shall not be a violation of this Section 6.5(g) where the same is required by Applicable Laws or court order, or any Governmental Authority having jurisdiction to require disclosure; provided, however, that the parties may disclose the content or terms of such communications to their attorneys, accountants, financial advisors or their tax related consultants, as may be necessary in their business affairs.  If the parties fail to reach agreement through mediation, any party may commence litigation in accordance with Sections 11.17 and 11.18.

(f)            Parent acknowledges that as part of the Downstream Business Restructuring, the ownership interests in Champion Technologies Trinidad & Tobago (2011) Limited will be transferred to the Downstream Business Company provided that (i) prior to or as soon as possible following the Closing, the Downstream Business Company will amend the name of such entity to remove all references to “Champion Technologies” and (ii) any contracts held by such entity which primarily involve the activities of the Company’s upstream business will be transferred by such entity to the Company or any Retained Subsidiary or other Person as may be designated by Parent.”

(e)                                  The last sentence of Section 6.6(b) of the Agreement shall be and hereby is amended in its entirety to read as follows:

“No severance shall be paid in connection with the termination by the Company or any Retained Subsidiary at or prior to the Closing of any employee listed on Section 1.1(c) of the Company Disclosure Schedule or of any employee of the Company or its Subsidiaries who becomes a Transferred Downstream Business Company Employee as a result of the Downstream Business Restructuring.”

(f)                                   A new Section 6.15 will be added to the Agreement which reads as follows:

“6.15  No Use of Proprietary Information.

(a)           Parent agrees that, except as permitted under and as necessary to provide transitional services pursuant to the Transition Services Agreement or as expressly contemplated and permitted under the licensing agreements entered into with the Downstream Business Company, it (i) will not, and will cause the Company, the Retained Subsidiaries and Parent’s and their respective controlled Affiliates and any of their respective officers, employees, representatives, consultants or agents (the “Restricted Persons”) not to, disclose any of the Downstream Business Proprietary Information to (x) any third party or (y) any employee, representative, consultant or agent of Parent, the Company, any Retained Subsidiary or any of their respective controlled Affiliates (other than incidental disclosure in the regular course of duties that does not result in any prohibited use), and (ii) will not use and will not provide any rights to use, or allow any of the Restricted Persons or any third party to whom Parent, the Company, any Retained Subsidiary or any of their respective controlled Affiliates has provided Downstream Business Proprietary Information to use, the Downstream Business Proprietary Information in any manner.

(b)           In connection with the Downstream Business Restructuring, the Company will cause the Downstream Business Company to agree that, except as permitted under the licensing agreements entered into between the Downstream Business Company (on one hand) and the Company and the Retained Subsidiaries (on the other hand), the Downstream Business Company (i) will not, and will cause its controlled Affiliates and any of their Restricted Persons not to, disclose any of the intellectual property or proprietary information of the Company or the Retained Subsidiaries to (x) any third party or (y) any employee, representative, consultant or agent of the Downstream Business Company or any of its controlled Affiliates (other than incidental disclosure in the regular course of duties that does not result in any prohibited use), and

(ii), will not use and will not provide any rights to use, or allow any of the Restricted Persons or any third party to whom the Downstream Business Company or its controlled Affiliates has provided intellectual property and proprietary information of the Company or the Retained Subsidiaries to use, the intellectual property or proprietary information of the Company or the Retained Subsidiaries in any manner.

(c)           In the event a Person that is prohibited from disclosing intellectual property or  proprietary information pursuant to clauses (a) or (b) above (a “Recipient”) is requested pursuant to, or required by, Applicable Law or legal process (including subpoena or order that a court of competent jurisdiction or Governmental Authority issues or by deposition, interrogatory, requests for documents, civil investigative demand or similar process) to disclose any such intellectual property or proprietary information, the Recipient shall promptly notify the party that owns such intellectual property or proprietary information (unless prohibited by Applicable Law) of the existence, terms and circumstances surrounding the request so that such party may seek an appropriate protective order or other appropriate remedy or, in its discretion, waive compliance with the terms of the applicable provision of this Section 6.15 (or other analogous provision entered into by the Downstream Business Company pursuant to clause (b)) (and if such party seeks such an order, the Recipient will provide such cooperation as such party shall reasonably request).  In the event that no such protective order or other remedy is obtained or that such party waives compliance with the applicable provision of this Section 6.15 (or other analogous provision entered into by the Downstream Business Company pursuant to clause (b)) and that the Recipient is nonetheless legally compelled to disclose such intellectual property or proprietary information, the Recipient will furnish only that portion of such intellectual property or proprietary information which the Recipient is advised by counsel is legally required and will give such party written notice (unless prohibited by Applicable Law) of the intellectual property or proprietary information to be disclosed as far in advance as practicable and exercise all reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the intellectual property or proprietary information.”

(g)                                  Section 10.1(a)(v) of the Agreement shall be and hereby is amended in its entirety to read as follows:

“(v) any Restructuring Liability and any Downstream Restructuring Liability;”

(h)                                 The Company Disclosure Schedule shall be and hereby is amended to revise Section 1.1(h) of the Company Disclosure Schedule to read as set forth in Annex A attached hereto and to add new Section 1.1(i) — Downstream Business, 1.1(j) — Downstream Business Assets, 1.1(k) — Downstream Business Restructuring and 6.5(b) — Transition Services to the Company Disclosure Schedule as reflected on Annex A attached hereto.

(i)                                     Prior to the Closing, the Parties agree to modify and revise Exhibit H to the Agreement, any noncompetition arrangements covering Transferred Downstream Business Employees and the provisions of the Company’s Change-in-Control Plan as appropriate to (i) allow each of Steven J. Lindley, John W. Johnson and Transferred Downstream Business Employees to be owners, directors, officers or employees of and participate in and develop the Downstream Business from and after the Closing, and (ii) restrict the ability of the Downstream Business Company to compete with the Company and the Retained Subsidiaries in businesses being conducted by such entities at the Closing other than the Downstream Business for so long as Steven J. Lindley or John W. Johnson is an officer or director of the Downstream Business Company or beneficially owns more than 5% of the voting equity of the Downstream Business Company, provided such non-competition restriction shall expire three years following the Closing. In the event that, prior to the first anniversary of the Closing Date, the Company or the Retained Subsidiaries determine they do not desire to continue to employ any other individual covered by the Company’s Change-in-Control Plan who is not a Transferred Downstream Business Employee, the Company or the Retained Subsidiaries shall notify the Downstream Business Company (which information the Downstream Business Company shall maintain in strict confidence), and in the event that the Downstream Business Company desires to employ such individual, Parent and the Company agree to discuss with the Downstream Business Company the potential modification of the Change-in-Control Plan noncompetition provisions to allow such individual to be employed by and participate in the Downstream Business.

3.                                      Cooperation.  The Parties acknowledge and agree the customers of the Downstream Business will be free to select the Downstream Business Company as their provider of Downstream Business products and services offered by the Downstream Business Company, and the Company agrees to use its commercially reasonable efforts to facilitate the transition of any such customer to the Downstream Business Company.

4.                                      References.  All references to the Agreement in any document, instrument, agreement, or writing delivered pursuant to the Agreement (as amended hereby) shall hereafter be deemed to refer to the Agreement as amended hereby.

5.                                      Miscellaneous Provisions.  The provisions of Article XI of the Agreement are incorporated herein by this reference as if set out fully herein and shall apply in all respects to this Amendment.

6.                                      Counterparts.  This Amendment may be executed in any number of counterparts and each such counterpart hereof shall be deemed to be an original instrument, but all of such counterparts shall constitute for all purposes one agreement.  Any signature hereto delivered by a party hereto by facsimile transmission shall be deemed an original signature hereto.

7.                                      Ratification.  The terms and conditions of the Agreement, as amended hereby, are hereby ratified, confirmed and approved in their entirety by the Parties, shall continue in full force and effect and are enforceable in accordance therewith.

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

COMPANY:

PERMIAN MUD SERVICE, INC.

By:	/s/Steven J. Lindley
Name:	Steven J. Lindley
Title:	President

PARENT:

ECOLAB INC.

By:	/s/Douglas M. Baker
Name:	Douglas M. Baker
Title:	Chairman and Chief Executive Officer

MERGER SUBSIDIARY:

OFC TECHNOLOGIES CORP.

By:	/s/Douglas M. Baker
Name:	Douglas M. Baker
Title:	Chief Executive Officer

REPRESENTATIVES:

/s/John W. Johnson
John W. Johnson, as a Representative

/s/Steven J. Lindley
Steven J. Lindley, as a Representative

/s/J. Loren Ross
J. Loren Ross, as a Representative